July 31, 2023

SUBMISSION VIA EDGAR

Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Cannarella, Jenifer Gallagher,
John Coleman, Cheryl Brown,
and Laura Nicholson

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated July 28, 2023 regarding
Foremost Lithium Resource & Technology Ltd.
Amendment No. 3 to Registration Statement on Form F-1
Filed July 26, 2023
File No. 333-272028

Dear Sirs and Madams:

This letter responds to the written comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the July 28, 2023 letter regarding the above-referenced Amendment No. 3 to the Registration Statement on Form F-1 (the “Registration Statement”) of Foremost Lithium Resource & Technology Ltd. (the “Company”, “we,” “our,” or “us”) filed on July 26, 2023. For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly. Simultaneously with the transmission of this letter, the Company is submitting via EDGAR an Amendment No. 4 to the Registration Statement, responding to the Staff’s comments and including certain other revisions and updates.

Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Registration Statement.

Our responses are as follows:

Amendment No. 3 to Registration Statement on Form F-1 filed July 26, 2023

Properties
Material Properties - The Lithium Lane Properties
Zoro Property, page 64

Jason Barnard
Foremost Lithium Resource & Technology Ltd.
July 31, 2023

Staff Comment No. 1

1.       Please update your disclosures of the inferred mineral resource for the Zoro property on page 76, including the labels and accompanying narratives indicating the estimate has various effective dates, including March 31, 2022, May 25, 2018, and January 16, 2023, as necessary to resolve these inconsistencies and to provide the estimate as of March 31, 2023, the end of your most recently completed fiscal year, to comply with Item 1304(d)(1) of Regulation S-K.

Please also update corresponding references to the estimate, as appear in the second paragraph on page 59 and the table on page 74, and provide any incremental disclosures that are necessary to address change in the estimate since the end of the prior fiscal year to comply with Items 1303(b)(3) and 1304(e) of Regulation S-K.

Company’s Response:

We have updated the disclosures on Pages 59, 64, and 76 of the Registration Statement, and the relevant disclosures in the Technical Report Summary, to update and correct the effective dates.

Change in Registrant’s Certifying Accountant, page 142

Staff Comment No. 2

2.       Please revise your disclosure to indicate you had not consulted with Davidson & Company LLP on any of the matters specified in Item 16(F)(a)(2) of Form 20-F during the two most recent fiscal years and the subsequent interim period through May 25, 2023, which is the date you engaged them to be your auditor rather than through July 25, 2023.

Company’s Response:

We have updated the disclosure on Page 142 of the Registration Statement to change the date to address the Staff’s comment.

Financial Statements
Notes to Financial Statements
Note 1. Nature and Continuance of Operations, page F-11

Jason Barnard
Foremost Lithium Resource & Technology Ltd.
July 31, 2023

Staff Comment No. 3

3.       We note your disclosure that on July 5, 2023 you consolidated your common shares on the basis of fifty (50) pre-consolidation common shares for one (1) post-consolidation common share. All shares, warrants and stock options in your consolidated financial statements are on post consolidated basis. Please address the following:

●	Have your predecessor auditor provide you an audit opinion which provides audit coverage of the financial statement changes resulting from your share consolidation;

●	Remove any remaining disclosures, including on your cover page, that historical financial statements and the notes thereto do not reflect this consolidation; and

●	Include disclosure of this July 5, 2023 share consolidation in Note 17- Subsequent Events.

Company’s Response:

We have consulted with the independent auditors and have attached to the Registration Statement revised audit opinions from each of the auditors with the new auditors providing audit coverage of the changes to the 2022 financial statements resulting from the share consolidation.

We have updated the disclosure on the cover page of the Registration Statement to state that the historical financial statements and notes thereto reflect the share consolidation.

The share consolidation was disclosed in the financial statements under Note 1 - Nature and Continuance of Operations. We have also updated the disclosure in Note 17 to include the share consolidation.

Jason Barnard
Foremost Lithium Resource & Technology Ltd.
July 31, 2023

Exhibits and Financial Statement Schedules, page II-4

Staff Comment No. 4

4.       We note the consents you have filed as Exhibits 23.4 and 23.5 are dated January 17, 2023, and refer to a Technical Report Summary pertaining to the Zoro Lithium Project, having an effective date of December 28, 2022. However, disclosures on page 15 of the Technical Report Summary at Exhibit 96.1 state the effective date of the report is January 16, 2023, although there are also disclosures on page 22 referencing an effective date of December 28, 2022.

We note that both references appear to differentiate between the effective date of the report and the effective date of the estimate, by indicating the later is July 6, 2018 while expressing an opinion about the absence of change either through March 31, 2022 on page 15, or December 28, 2022 on page 22.

Jason Barnard
Foremost Lithium Resource & Technology Ltd.
July 31, 2023

Please discuss these inconsistent representations about the effective date of the estimate or the opinion regarding the absence of change in the estimate, and the effective date of the report with the third party engineers, and arrange to obtain and file a revised Technical Report Summary that resolves these inconsistencies.

Please also obtain and file updated consents from the third party engineers associated with the Technical Report Summary for the Zoro Property, and the associated disclosures of the estimates that you will need to provide as of March 31, 2023, and ensure that these are referencing the correct date of the Technical Report Summary.

Company’s Response:

We have consulted with the engineers and have resolved the inconsistencies regarding the effective date of the resource estimate. We have attached as exhibits to the Registration Statement an updated Technical Report Summary, dated effective as of March 31, 2023, and updated consents from our third party engineers.

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (604) 330-8067, or Anthony Epps of Dorsey & Whitney LLP, our outside legal counsel at (303) 352-1109.

Sincerely,

Foremost Lithium Resource & Technology Ltd.
Jason Barnard
President and Chief Executive Officer

cc:	Anthony Epps, Esq.